Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	For the Three Months Ended March 31, 2015
Income before loss from unconsolidated entities, income taxes, discontinued operations, real estate dispositions and noncontrolling interest	$107,545
Interest expense
Senior notes payable and other debt	106,590
Distributions from unconsolidated entities	649
Earnings	$214,784
Interest
Senior notes payable and other debt expense	$106,590
Interest capitalized	421
Fixed charges	$107,011

Ratio of Earnings to Fixed Charges	2.01